14040205

SECUR[…]MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65509

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ATM Execution LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

599 Lexington Avenue
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. James R. Simmons 646-562-1803
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *of individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, James Simmons, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of ATM Execution, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chief Financial Officer

Title

Caterina Melchionna

Notary Public

CATERINA MELCHIONNA
NOTARY PUBLIC, State of New York
No. 01ME6021196
Qualified in New York County
Commission Expires 09/06/17

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Member's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital Under Rule 15c3-1.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

pwc

ATM Execution LLC

(Formerly Cowen Capital LLC)

Statement of Financial Condition

December 31, 2013

ATM Execution LLC
(Formerly Cowen Capital LLC)
Index
December 31, 2013

pwc

Independent Auditor's Report

To the Members and Board of Directors of
ATM Execution LLC:

We have audited the accompanying statement of financial condition of ATM Execution LLC (the "Company") as of December 31, 2013.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying statement of financial condition referred to above presents fairly, in all material respects, the financial position of ATM Execution LLC at December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

February 24, 2014

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

ATM Execution LLC
(Formerly Cowen Capital LLC)
Statement of Financial Condition
December 31, 2013

(in thousands)

Assets		
Cash and cash equivalents	$	2,332
Receivable from brokers, dealers and clearing brokers/organizations		1,584
Deposits with clearing organizations and others		201
Due from related parties		2,421
Other assets		15
Total assets	$	6,553
Liabilities and Member's Equity		
Liabilities		
Payable to brokers, dealers and clearing brokers	$	188
Accounts payable, accrued expenses and other liabilities		235
Total liabilities		423
Commitments and contingencies (Note 6)		
Member's equity		6,130
Total liabilities and member's equity	$	6,553

The accompanying notes are an integral part of this financial statement.

1. Organization and Basis of Presentation

ATM Execution LLC (formerly known as Cowen Capital LLC) (the "Company" or "ATM") is a registered broker-dealer and Financial Industry Regulatory Authority ("FINRA") member firm. The Company, a Delaware single member limited liability company is a wholly owned subsidiary of Cowen Structured Holdings Inc. ("CSHIC"), which is a wholly owned indirect subsidiary of Cowen Group, Inc. ("CGI" or "Parent"). The Company is an introducing broker dealer that uses algorithmic trading proprietary software ("Software") owned by Algorithmic Trading Management, LLC ("AGLL"), an affiliate, to help in the execution of trades for its customers.

2. Summary of Significant Accounting Policies

Basis of Presentation
The Company's records are maintained on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of the financial statements in conformity. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents consists of cash held on deposit and highly liquid investments with original maturities of three months or less at the date of purchase. Cash is primarily concentrated at one financial institution.

Exchange Membership
Exchange memberships provide the Company with the right to do business on the exchanges of which it is a member. These memberships are recorded at historical cost, or if an other than temporary impairment has occurred, at fair value that reflects management's estimates of the impairment. As part of its assessment of the other-than-temporary impairment of these assets, the Company considers and evaluates various financial and economic factors including recent sales of similar memberships.

Fair Value Measurements
GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2 Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active; and

Level 3 Fair value is determined based on pricing inputs that are unobservable and includes situations where there is little, if any, market activity for the asset or liability. The determination of fair value for assets and liabilities in this category requires significant management judgment or estimation.

Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, specific and broad credit data, liquidity statistics, and other factors. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires significant judgment by the Company. The Company considers observable data to be that market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market. The categorization of a financial instrument within the hierarchy is based upon the pricing transparency of the instrument and does not necessarily correspond to the Company's perceived risk of that instrument. At December 31, 2013, the Company did not have any investment in securities. The carrying value of exchange memberships measured at fair value on a nonrecurring basis, is based on recent sales and is included in Level 2 of the fair value hierarchy.

Contingencies
In accordance with GAAP, the Company establishes reserves for contingencies when the Company believes that it is probable that a loss has been incurred and the amount of loss can be reasonably estimated. The Company discloses a contingency if there is at least a reasonable possibility that a loss may have been incurred and there are no reserves for the loss because the conditions above are not met. The Company's disclosure includes an estimate of the reasonably possible loss or range of loss for those matters which an estimate can be made. Neither reserves nor disclosure is required for losses that are deemed remote.

Income Taxes
The Company is included in the consolidated federal and combined state and local tax returns filed by CGI. Pursuant to a tax sharing agreement with other members of the consolidated group, the Company determines its income tax on a separate company basis.

The Company accounts for income taxes in accordance with ASC 740 which requires the recognition of tax benefits or expenses based on the estimated future tax effects of temporary differences between the financial statement and tax bases of its assets and liabilities. A valuation allowance is established to reduce deferred tax assets to an amount that is more likely than not to be realized.

ASC 740 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. ASC 740 requires the Company to determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. For tax positions meeting the more likely than not threshold, the tax amount recognized in the financial statements is reduced by the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant taxing authority. Please refer to Note 7, "Income Taxes" for additional information and disclosures.

Accounting Developments

Recently Issued Accounting Pronouncements

In July 2013, the FASB issued guidance which was directed to eliminate the disparity in practice for the financial statement presentation of an unrecognized tax benefit when a net operating loss carry-forward, a similar tax loss, or a tax credit carry-forward exist. The guidance requires an entity to present the unrecognized tax benefit as a reduction to the deferred tax asset for a net operating loss carry-forward, a similar tax loss, or a tax credit carry-forward with certain exceptions. The guidance is effective prospectively for reporting periods beginning after December 15, 2013 for all unrecognized tax benefits that exist at the effective date. Early adoption and retrospective application is also permitted. The Company is currently evaluating the impact of this guidance on the Company's financial condition and results of operations.

3. Regulatory Reporting

As a registered broker dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities Exchange Act of 1934. Under the alternative method permitted by this Rule, the Company's required net capital, as defined, is $0.3 million. The Company is not permitted to withdraw equity if certain minimum net capital requirements are not met. As of December 31, 2013, the Company had net capital of approximately $2.8 million, which was approximately $2.5 million in excess of its minimum net capital requirement.

Pursuant to an exemption under Rule 15c3-3(k)(2)(ii), the Company is not required to calculate a reserve requirement and segregate funds for the benefit of customers since it clears its securities transactions on a fully disclosed basis and promptly transmits all customer funds and securities to the clearing broker dealer which carries the accounts, and maintains and preserves such books and records pertaining to them pursuant to Rules 17a-3 and 17a-4.

4. Receivable From and Payable to Brokers, Dealers, and Clearing Brokers/Organizations

Receivable from and payable to brokers, dealers and clearing brokers/organizations primarily include outstanding commissions and other receivables and payables related to securities transactions.

Amounts receivable from and payable to brokers, dealers and clearing brokers/organizations at December 31, 2013 approximate fair value and consist of the following:

(in thousands)	Receivable	Payable
Other receivables and payables	$ 847	$ 174
Commissions	737	14
	$ 1,584	$ 188

5. Related-Party Transactions

The Company has related party transactions with Cowen Services Company, LLC ("CSC"), an affiliate which provides certain administrative, support services and other assistance to the Company. At December 31, 2013, the Company has a $2.4 million receivable from CSC which is included in due from related parties in the statement of financial condition.

6. Commitments and Contingencies

In the ordinary course of business, the Company and its affiliates and current and former officers, directors and employees (for purposes of this section, sometimes collectively referred to as the Company and Related Parties) are named as defendants in, or as parties to, various legal actions and proceedings. Certain of these actions and proceedings assert claims or seek relief in connection with alleged violations of securities, banking, anti-fraud, anti-money laundering, employment and other statutory and common laws. Certain of these actual or threatened legal actions and proceedings include claims for substantial or indeterminate compensatory or punitive damages, or for injunctive relief.

In the ordinary course of business, the Company and Related Parties are also subject to governmental and regulatory examinations, information gathering requests (both formal and informal), certain of which may result in adverse judgments, settlements, fines, penalties, injunctions or other relief. The Company is subject to regulation by various U.S., state and foreign securities, and other regulators. In connection with formal and informal inquiries by these regulators, the Company receives requests, and orders seeking documents and other information in connection with various aspects of their regulated activities.

The Company seeks to resolve all litigation and regulatory matters in the manner management believes is in the best interests of the Company, and contests liability, allegations of wrongdoing and, where applicable, the amount of damages or scope of any penalties or other relief sought as appropriate in each pending matter.

The Company has evaluated all adverse litigation claims and based on the information currently available, the Company has not established any reserves for such claims, since in the opinion of Management, the likelihood of liability is not probable nor reasonably estimable. In addition, most of the various claims against the Company are in early stages of discovery or claimants seek indeterminate damages. Therefore, the Company cannot reasonably determine the possible outcome, the timing of ultimate resolution or estimate a range of possible loss, or impact related to each currently pending matter.

7. Income Taxes

The Company is included in the consolidated federal and combined state and local tax returns filed by CGI. Cowen Structured Holdings LLC ("CSHLC"), a single member limited liability company owned by CGI has a formal tax sharing agreement with the Company, which requires the Company to compute its taxes on a stand-alone basis. Pursuant to this agreement, the Company does not receive a benefit for its losses until they can be utilized on a separate company basis.

For the year ended December 31, 2013, the effective tax rate of 0.0% differs from the statutory rate of 35% primarily due to a change in the valuation allowance and state and local taxes.

In accordance with ASC 740, the Company recognizes tax benefits or expenses based on the estimated future tax effects of temporary differences between the financial statement and tax bases of its assets and liabilities. Valuation allowances are established to reduce deferred tax assets to an amount that is more likely than not to be realized. Management believes it is more likely than not that the Company will not be able to utilize its deferred tax assets in the future. As such, deferred tax assets have been offset by a valuation allowance to the extent of deferred tax liabilities. During 2013, the Company's net deferred tax assets decreased by approximately $0.3 million, primarily due to a decrease in deferred tax assets related to deferred compensation and net operating losses, partially offset by a decrease in deferred tax

liabilities related to book vs tax basis of investments. Accordingly, the valuation allowance recorded against deferred tax assets decreased by approximately $0.3 million. As of December 31, 2013, deferred tax assets of approximately $30.6 million were predominantly related to net operating loss carry forwards on a separate company basis. The Company's valuation allowance as of December 31, 2013 totaled $30.6 million. The following table presents the components of the Company's deferred tax assets and liabilities:

(in thousands)

Deferred tax assets, net	
Net operating loss	$ 30,609
Other	8
Total deferred tax assets	30,617
Valuation allowance	(30,617)
Deferred tax assets, net of valuation allowance	-
Deferred tax liabilities	
Total deferred tax liabilities	-
Deferred tax asset, net of deferred tax liability	$ -

As of December 31, 2013, the Company had net operating loss carryforwards for U.S. tax purposes of approximately $76.9 million, which will expire between 2028 and 2032.

The Company adopted the accounting guidance for accounting for uncertainty in income taxes which clarifies the criteria that must be met prior to recognition of the financial statement benefit of a position taken in a tax return. The Company does not have any uncertain tax positions recorded for the year ended December 31, 2013.

The Company was a member of the CGI consolidated federal, state and local tax returns starting from the end of the second quarter of 2011 and of the CSHLC consolidated federal state and local tax returns previously. As a member of these consolidated or combined tax returns, the Company is subject to examination by the Internal Revenue Service and various state and local tax authorities where the Company had significant operations, such as New York, for tax years beginning from 2009. Currently, the Company or its consolidated or combined tax groups are not undergoing any examinations by taxing authority for any open tax years.

8. Off-Balance Sheet Risk

The Company has no material off-balance sheet arrangements as of December 31, 2013. However, through indemnification provisions in the Company's clearing agreement, customer activities may expose the Company to off-balance-sheet credit risk. Pursuant to the clearing agreement, the Company is required to reimburse its clearing broker, without limit, for any losses incurred due to a counterparty's failure to satisfy its contractual obligations. However, these transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date. The Company is a member of various securities exchanges. Under the standard membership agreement, members are required to guarantee the performance of other members and, accordingly, if another member becomes unable to satisfy its obligations to the exchange, all other members would be required to meet the shortfall. The Company's liability under these arrangements is not quantifiable and could

exceed the cash and securities it has posted as collateral. However, management believes that the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried in the accompanying statements of financial condition for these arrangements.

In addition, during the normal course of business, the Company has exposure to a number of risks including market risk, currency risk, credit risk, operational risk, liquidity risk and legal risk. As part of the Company's risk management process, these risks are monitored on a regular basis throughout the course of the year.

9. Subsequent Events

The Company has evaluated events through February 24, 2014 and has determined that there were no additional subsequent events requiring adjustment or disclosure to the financial statements.

MIX
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